UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 18, 2024

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In the Matter of

Entrex Newleaf, LLC
150 East Palmetto Park Road
Suite 800
Boca Raton, FL 33432

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-12393

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Entrex Newleaf, LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on November 18, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief